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                                                                     EXHIBIT L-1

            Filings Under the Public Utility Holding Company Act of

                            1935, as amended ("Act")


                       SECURITIES AND EXCHANGE COMMISSION

                                January   , 2001


     Notice is hereby given that the following filing(s) has/have been made with the commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the applications(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by [February 26, 2001], to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609 and serve a copy on the relevant applicant(s) and/or declarants(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After [February 26, 2001], the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

     Exelon Corporation, a Pennsylvania Corporation ("Exelon"), Exelon Business Services Company ("Services"), Exelon Ventures Company ("Ventures"), Exelon Enterprises Company, LLC ("Enterprises"), and Exelon Generation Company, LLC ("Genco" and collectively, "Applicants"), each located at 10 South Dearborn Street, 37th Floor, Chicago, Illinois 60603 filed an application-declaration under sections Sections 6(a), 7, 9, 10, 11, 12, 32, 33 and 34 of the Act and Rules 42, 43, 45, 46, 52, 53, 54 and 58 under the Act (the "Investment Application").

     By order dated October 19, 2000 (Holding Co. Act Release 27256, the "Merger Order") the Commission approved Exelon's exchange its common stock for the common stock of PECO Energy Corporation ("PECO"), followed by a merger of Unicom Corporation ("Unicom") with and into Exelon ("Merger"). Exelon completed the Merger and filed its notice of intent to register under the Act on October 20, 2000. Exelon will establish Energy Delivery as an intermediate holding company over PECO and Commonwealth Edison Company ("ComEd"), and will also establish Ventures as an intermediate holding company over Genco, to which generation assets of PECO and ComEd will be transferred, and over Exelon's nonutility subsidiaries. The actions involved in transferring the generating assets of ComEd and PECO to
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Genco are referred to as the "Restructurings." In addition, Exelon, Ventures, and Energy Delivery will each register as a holding company under the Act after the Merger and Restructurings.

     In a further Application with this Commission, file no. 70-9693 ("Financing Application") Exelon and certain Subsidiaries sought authority for certain financing activities and the Commission entered its order in that matter on November 2, 2000 as supplemented December 8, 2000./1/

     In the instant filing, Applicants seek authorization to engage in the following general matters through June 30, 2004 (the "Authorization Period"), all more specifically described below: (i) make future investments in exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs") or exempt telecommunications companies ("ETCs") (collectively, "Exempt Subsidiaries"), "energy-related companies" within the meaning of Rule 58 ("Rule 58 Subsidiaries"), and certain other types on Non-Utility Subsidiaries; (ii) consolidate the direct and indirect ownership interests in certain existing non-utility business and former subsidiaries of Unicom (now subsidiaries of Exelon) and PECO under Ventures or Enterprises; and (iii) organize and acquire the securities of one or more additional subsidiaries to act as a holding company for non-utility investments if, in Exelon's judgment, there are organizational, functional, tax or other benefits to be derived in separating non-utility businesses at the first-tier level. Accordingly, unless otherwise indicated, references in this Application or Declaration to Ventures shall mean Ventures and such other first-tier subsidiaries as Exelon may choose to organize to serve a similar purpose./2/

I.  Summary

     Applicants request authority for each of the following transactions through the Authorization Period: (i) Ventures, Enterprises, Genco and, prior to the Restructurings, PECO request authority to engage in preliminary development activities ("Development Activities") relating to potential investments in EWGs, FUCOs, ETCs, Rule 58 Subsidiaries and other types of non-utility business activities hereinafter described and administrative and management activities ("Administrative Activities") associated with such investments and businesses;
(ii) Exelon, Ventures, Enterprises, Genco and, prior to the Restructurings, PECO request approval to the extent required to acquire the securities of one or more Intermediate Subsidiaries, Financing Subsidiaries and Commission Approved Entities, as defined and more fully described below (collectively, "Non-Exempt Subsidiaries"); (iii) to the extent not exempt under the Act and rules thereunder, Exelon, Ventures, Enterprises, Genco and, prior to the Restructurings, PECO and their respective Subsidiaries each request authorization (a) to transfer,

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/1/ HCAR 35-27266; HCAR 35-27296

/2/ Each of the entities that will be directly or indirectly owned subsidiaries of Exelon upon consummation of the acquisition described in the Merger U-1 is referred to herein individually as a "Subsidiary" and collectively as "Subsidiaries." For purposes of the Application-Declaration, the terms "Subsidiary" and "Subsidiaries" shall also include other direct or indirect subsidiaries that Exelon may form or acquire after the Merger with the approval of the Commission. For purpose of this filing the term "Utility Subsidiaries" shall include Commonwealth Edison Company of Indiana, Susquehanna Power Company, Susquehanna Electric Company, and PECO, ComEd and Genco. All of Exelon's direct and indirect Subsidiaries, other than the Utility Subsidiaries, are herein called the "Non-Utility Subsidiaries."
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by sale, distribution, or otherwise, investments in the securities or assets of some or all of the existing non-utility businesses held by Unicom (which were transferred to Exelon in the Merger), Unicom Enterprises (to which Enterprises will be the successor after the Restructuring) and of PECO, or any direct or indirect subsidiary of any of them, and any existing or future Non-Exempt Subsidiary and (b) to contribute such securities or assets so acquired to other existing or newly created Subsidiaries of Exelon, Ventures, Enterprises or Genco; (4) Genco requests authority to expend directly or through its Subsidiaries up to $500 million to construct or acquire facilities, equipment and other property ("Energy Assets") that are incidental and related to its business as an electricity and energy commodities marketer and broker, or to acquire the securities of one or more existing or new companies substantially all of whose physical properties consist or will consist of Energy Assets, provided that the acquisition and ownership of such Energy Assets would not cause any Subsidiary of Genco to be or become an "electric utility company" or "gas utility company," as defined in Sections 2(a)(3) and 2(a)(4) of the Act; and (5) to the extent not exempt under the Act and rules thereunder, Exelon, Ventures, Enterprises, Genco, PECO, ComEd and each current and future Rule 58 Subsidiary and Non-Exempt Subsidiary request authority to contribute, sell, distribute, assign or otherwise transfer, and to acquire, existing assets or securities or interests in other businesses of such companies to each other in connection with any future internal reorganizations.

II.  Investment in Non-Utility Subsidiaries

     A.   Development Activities.

Applicants seek authority, in connection with existing and future non-utility businesses, for Ventures, Enterprises, Genco and, prior to the Restructurings, PECO to engage in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities") associated with such investments./3/ In addition, through the other specific approvals sought therein, Ventures, Enterprises, Genco and, prior to the Restructurings, PECO each seek to maximize its flexibility in forming new companies in order to facilitate future acquisitions and financings, to simplify the overall management and coordination of the operations of such companies, and to insulate the Utility Subsidiaries from risks and liabilities that may be associated with Exempt Subsidiaries, Rule 58 Subsidiaries and other Non-Utility Subsidiaries of the Exelon System. In the future, Applicants contemplate that Enterprises will be the vehicle through which Exelon would acquire and hold all or substantially all of its investments in Rule 58 Subsidiaries and the other Non-Exempt Subsidiaries described below. Applicants note that Genco will be the vehicle through which Exelon will acquire additional Exempt Subsidiaries (other than ETCs, which are expected to be held by Ventures or Enterprises).

Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction

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/3/ Subsidiaries of Ventures, Enterprises or Genco which are Intermediate
Subsidiaries may also engage in Development Activities and Administrative Activities.
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firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition or construction of facilities or the securities of other companies. Ventures proposes to expend directly or through Subsidiaries up to $500 million in the aggregate outstanding at any time during the Authorization Period on all such Development Activities./4/ Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage Development Activities and investments in subsidiaries.

     B.  Activities Related to Exempt Subsidiaries and Rule 58 Subsidiaries

In the future, Exelon would make additional investments in Ventures, Enterprises or Genco pursuant to Rules 52 and 45(b) in the form of purchases of common stock and other securities, capital contributions, loans or open account advances, or any combination of the foregoing. Exelon would utilize the proceeds of financings authorized under the Financing Order or in a separate proceeding, as well as internal sources of cash, in order to make additional investments in Ventures, Enterprises or in Genco, so that those companies may make additional investments, also pursuant to Rules 52 and 45(b), in Exempt Subsidiaries.

In addition, Exelon may from time to time provide guarantees and other forms of credit support on behalf of Ventures, Enterprises, Genco and any of their direct and indirect Subsidiaries, subject to the limitation set forth in the Financing Order. Further, the aggregate amount of the proceeds of securities and guarantees issued by Exelon for the purpose of funding any direct or indirect investment in an EWG or FUCO would not, when added to Exelon's "aggregate investment" (as defined in Rule 53(a)(1)) in all such companies, exceed the Rule 53 limitation then in effect for Exelon.

Direct or indirect investments by Exelon in Rule 58 Subsidiaries would be subject to the limitations of Rule 58.

It is also contemplated that Ventures, Enterprises, Rule 58 Subsidiaries and Non-Exempt Subsidiaries will, in turn, issue securities from time to time pursuant to the exemption provided under Rule 52 to investors other than Exelon for the purpose of financing their respective operations, including future acquisitions of Exempt Subsidiaries, Rule 58 Subsidiaries, and other Non-Exempt Subsidiaries. Genco will issue securities pursuant to the authority granted pursuant to the Financing Order for these purposes. In this regard, one of the goals in consolidating all or substantially of Exelon's existing and future investments in non-utility businesses under Ventures is that it may ultimately enhance the ability of Non-Utility Subsidiaries to access external capital markets without the need for credit support from Exelon.

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/4/ Amounts expended in the development of projects leading to an investment in an Exempt Subsidiary will not count against the limitation on expenditures for Development Activities. Amounts will be restored to the authorized Development Activities amount when a Subsidiary for which such amounts were expended becomes an Exempt Subsidiary.
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III.  Acquisition of Non-Exempt Subsidiaries

In addition to acquiring and holding the securities of Exempt Subsidiaries in transactions that are exempt pursuant to Section 32, 33, or 34, as applicable, or Rule 58 Subsidiaries, in transactions intended to be exempt pursuant to Rule 58, Exelon, Ventures, Enterprises, Genco and, prior to the Restructurings, PECO each request authority through the Authorization Period to organize and acquire, directly or indirectly, the equity securities of:

(i) one or more corporations, trusts, partnerships, limited liability companies or other entities ("Intermediate Subsidiaries") which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more Exempt Subsidiaries, Rule 58 Subsidiaries, or other Non-Exempt Subsidiaries, provided that Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities relating to such subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Exelon requests authority for Intermediate Subsidiaries to engage in the activities described herein.

(ii) Exelon, Ventures, Enterprises, Genco, ComEd and PECO each propose to acquire directly or indirectly the securities of one or more corporations, trusts, partnerships, limited liability companies or other entities ("Financing Subsidiaries") created specifically for the purpose of facilitating the financing of Exelon's and its Subsidiaries' authorized and exempt activities (including exempt and authorized acquisitions) through the issuance of long-term debt or equity securities to third parties and the transfer of the proceeds of such financings to Exelon or any of its Subsidiaries. To the extent authorized by the Commission pursuant to the Financing Order or otherwise, Exelon, Ventures, Enterprises, Genco, ComEd or PECO may, if required, guarantee or enter into expense or support agreements in respect of the obligations of any such Financing Subsidiaries and one or more Financing Subsidiaries may borrow from, make loans to or otherwise provide for the use of the proceeds of the financings by transfer of funds between Financing Subsidiaries and the Subsidiary for whose benefit the financing is undertaken.

(iii) Exelon, Ventures, Enterprises, Genco and, prior to the Restructurings, PECO each propose to acquire directly or indirectly the securities of one or more corporations, trusts, partnerships, limited liability companies or other entities ("Commission Approved Entities") for the purpose of engaging in any "functionally related" business for which Exelon has specific approval from the Commission. Commission Approved Entities would include: (a) any of the businesses or activities that Exelon is authorized to engage in under the terms of the Merger Order (i.e., the existing non-utility businesses of Exelon (formerly Unicom) and PECO except for those businesses over which the Commission reserved jurisdiction until such time as such businesses are approved by the Commission), but not including Exempt Subsidiaries or Rule 58 Subsidiaries; (b) additional investments in entities in which Unicom and PECO have less than a 10% voting interest and are thus not Subsidiaries but which were approved for retention by the Commission in the Merger Order provided that such investment would not exceed 9.9%; and (c) businesses engaged in any of the activities described below regarding services to be provided outside the United States but only to the extent such businesses do not qualify as Exempt Subsidiaries or Rule 58 Subsidiaries.
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To the extent that Exelon provides funds directly or indirectly for the purpose of making an investment in any Commission Approved Entity, Exelon requests that the amount of such funds will count against Exelon's "aggregate investment" in Rule 58 Subsidiaries.

To the extent not exempt under Rule 58, Exelon furthermore seeks authority to acquire additional infrastructure service companies through Exelon Infrastructure Services, Inc. ("EIS") so long as taking each acquisition into account the aggregate revenues from services of the EIS group consisting of traditional infrastructure service functions including the construction of electric "transmission and distribution" facilities, substation construction, utility pipelines and other facilities, meter reading and installation including fiber-optic cable installation is not less than 60% of EIS's total aggregate revenues. Thus, a particular company that is acquired need not itself meet the 60% - 40% test so long as, taking into account all acquisitions, the aggregate revenues of EIS are at least 60% from such traditional activities. Exelon claims that the investment in EIS companies pursuant to the investment in EIS companies pursuant to the preceding paragraph will be considered as "Rule 58" investments and will count against Exelon's Rule 58 Subsidiary investment limitation. Exelon is proposing a "60%" test rather than the "75%" test of the Merger Order, a "60%" test being consistent with Commission precedent.

IV.  Sale Of Certain Goods And Services Outside The United States.

Rule 58 Subsidiaries and Commission Approved Entities request authority to sell goods and services to customers not only within the United States as permitted
by Rule 58 but also outside the United States.   Approval is sought to engage in
sales of the following goods and services outside the United States: (i) the brokering and marketing of electricity, natural gas and other energy commodities; (ii) utility infrastructure services, including the services provided by EIS; (iii) mechanical services; (iv) energy management services, meter data management, facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems; (v) performance contracting services aimed at assisting customers in realizing energy and other resource efficiency goals in the areas of process control, fuel management, and asset management services in respect of energy-related systems, facilities and equipment located on or adjacent to the premises of a customer and used by that customer in connection with business activities/5/; (vi) technical support services ("Technical Support Services") with respect to energy-related and gas-related matters for associate companies and nonassociate companies, as well as for individuals; (vii) certain retail services; (viii) monitoring and response goods and services;

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/5/ These services may be provided to, among others, QFs and to independent power projects and district thermal energy systems and municipalities and cooperatives. Rule 58 Subsidiaries may directly or indirectly act as agent for these customers on energy management matters, including the operation and dispatch of generation facilities
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(ix) energy-peaking services via propane-air or liquefied natural gas ("LNG"), which involves the provision of back-up electricity or gas supply in periods of high or "peak" energy demand using a propane-air mixture or LNG as fuel sources for such back-up services; (x) project development and ownership activities, which involves the installation and ownership of gas-fired turbines for on-site generation and consumption of electricity; (xi) thermal services and (xii) development and demonstration of new technologies for the generation, transmission or distribution of electricity including new nuclear technology.


In addition, Exelon requests authority to provide through Subsidiaries other energy-related goods and services. These include incidental goods and services closely related to the consumption of energy and the maintenance of energy consuming property by customers.

V.  Approval For Subsidiary Reorganizations.

Unicom and PECO currently engage directly or through Subsidiaries in certain non-utility businesses. Exelon (as successor to Unicom), Enterprises (as successor to Unicom Enterprises and the entity to which the PECO non-utility businesses will be transferred) and PECO request authority, to the extent needed, to sell or otherwise transfer (i) such businesses, (ii) the securities of current subsidiaries engaged in some or all of these businesses or (iii) investments which do not involve a Subsidiary (i.e., less than 10% voting interest) to Ventures or a Subsidiary of Ventures, and, to the extent approval is required, Ventures or any such Subsidiary of Ventures requests authority to acquire the assets of such businesses, securities of subsidiaries of Exelon and PECO or other investment interests. Alternatively, transfers of such securities or assets may be effected by share exchanges, share distributions or dividends followed by contribution of such securities or assets to the receiving entity. The transactions proposed in this paragraph will not involve the sale or other disposition of any utility assets of the Utility Subsidiaries.

In the future, following its direct or indirect acquisition of the securities of new Non-Utility Subsidiaries, Exelon may determine to transfer such securities or the assets of such Non-Utility Subsidiaries and/or Non-Utility Subsidiaries existing as of the date of the Merger, to other direct or indirect Non-Utility Subsidiaries or to liquidate or merge Non-Utility Subsidiaries. Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. Exelon requests authority to engage in such transactions, to the extent that they are not exempt under the Act and rules thereunder, through the Authorization Period.

     For the Commission by the Division of Investment Management, pursuant to delegated authority.

[______________]

[Deputy]     Secretary